Exhibit to Accompany
Item 77J
Form N-SAR

Green Century Balanced Fund
(the "Fund")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund recorded a reclassification to increase accumulated net realized losses on investments by $298, and increase undistributed net investment income by $298 for the year ended July 31, 2005.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.